UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On October 8, 2024, César Ruipérez Cassinello tendered his resignation from the Board of Directors (the “Board”) of Wallbox N.V. (the “Company”) and the Board’s Nominating and Corporate Governance Committee, in each case, effective as of 8 a.m., Central European Time, October 9, 2024. On October 9, 2024, upon recommendation of the Board’s Nominating and Corporate Governance Committee, the Board appointed David José Mesonero Molina, to serve on the Board as a non-executive director and as a member and chairperson of the Nominating and Corporate Governance Committee for a term until immediately after the Company’s annual general meeting to be held in the year 2025 and to fill the vacancies resulting from Mr. Ruipérez’s departure.

Mr. Mesonero is currently the Global Head of Corporate Development of Iberdrola, S.A., a Spanish multinational electric utility company (“Iberdrola”), an investor and commercial partner of the Company, and currently serves as member of the board of directors of Avangrid Renewables, LLC, Iberdrola Energía Internacional and Windar Renovables. Mr. Mesonero has extensive experience in financial and strategic management of companies in the energy sector and previously held the position of Chief Financial Officer of the Prisa Group, Deputy Director of the Corporate Development Division of Iberdrola, S.A. and Chief Financial Officer at Siemens Gamesa Renewable Energy. Prior to his appointment as CFO at Siemens Gamesa Renewable Energy, Mr. Mesonero was the Managing Director of Corporate Development and Strategy, leading the merger process between Gamesa and Siemens Wind Power. Mr. Mesonero was also a member of the board of directors at Windar and Adwen and of Gamesa’s regional boards in India, Mexico and Brazil. Mr. Mesonero holds a degree in Business Administration and Management from ICADE and an MBA from IESE (University of Navarra).

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3 (File Nos. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: October 10, 2024	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer